02030104

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 28, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

40372 SASCO 2002-6
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 28, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Vice President

40372 SASCO 2002-6
Form SE re Comp. Mats.

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2002-6

Yield Table

Settle as of 03/28/02

Bond Summary - Class 1-A1			
Fixed Coupon:	6.500		
Orig Bal:	126,600,000		
Factor:	1.0000000		
Factor Date:	03/25/02	Next Pmt:	04/25/02
Delay:	24	Cusip:	T1

	100.00 PSA		200.00 PSA		250.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-06	6.27	5.12	6.10	3.33	6.02	2.86	5.95	2.53	5.82	2.09	5.70	1.81	5.59	1.62
Average Life	6.99		4.01		3.34		2.90		2.35		2.01		1.77	
First Pay	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Last Pay	11/25/18		06/25/11		06/25/09		03/25/08		10/25/06		01/25/06		06/25/05	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	2.1205	3.7060	4.1527	4.5697	4.8370	5.0931	5.4068	5.7865
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 03/28/02

Bond Summary - Class 1-A1			
Fixed Coupon:	6.500		
Orig Bal:	126,600,000		
Factor:	1.0000000		
Factor Date:	03/25/02	Next Pmt:	04/25/02
Delay:	24	Cusip:	T1

	100.00 PSA		200.00 PSA		250.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-00	6.31	5.12	6.16	3.32	6.09	2.86	6.02	2.53	5.91	2.09	5.80	1.81	5.70	1.62
101-04	6.29		6.12		6.05		5.97		5.85		5.73		5.63	
101-08	6.26		6.09		6.00		5.93		5.79		5.67		5.55	
101-12	6.24		6.05		5.96		5.88		5.73		5.60		5.48	
101-16	6.21		6.01		5.92		5.83		5.67		5.53		5.40	
101-20	6.19	5.14	5.97	3.34	5.87	2.87	5.78	2.53	5.61	2.10	5.46	1.82	5.32	1.62
101-24	6.17		5.94		5.83		5.73		5.56		5.40		5.25	
101-28	6.14		5.90		5.79		5.68		5.50		5.33		5.17	
102-00	6.12		5.86		5.75		5.64		5.44		5.26		5.10	
102-04	6.09		5.83		5.70		5.59		5.38		5.19		5.02	
102-08	6.07	5.16	5.79	3.35	5.66	2.88	5.54	2.54	5.32	2.11	5.13	1.83	4.95	1.63
Average Life	6.99		4.01		3.34		2.90		2.35		2.01		1.77	
First Pay	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Last Pay	11/25/18		06/25/11		06/25/09		03/25/08		10/25/06		01/25/06		06/25/05	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	2.1205	3.7060	4.1527	4.5697	4.8370	5.0931	5.4068	5.7865
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 03/28/02

Bond Summary - Class 1-A3			
Fixed Coupon:	6.500		
Orig Bal:	10,000,000		
Factor:	1.0000000		
Factor Date:	03/25/02	Next Pmt:	04/25/02
Delay:	24	Cusip:	T1

	100.00 PSA		200.00 PSA		250.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
95-16	6.95	11.48	7.03	9.35	7.10	8.14	7.19	6.91	7.40	5.09	7.59	4.13	7.75	3.56
95-20	6.93		7.01		7.08		7.17		7.37		7.56		7.71	
95-24	6.92		7.00		7.06		7.15		7.35		7.53		7.68	
95-28	6.91		6.99		7.05		7.13		7.32		7.50		7.64	
96-00	6.90		6.97		7.03		7.11		7.30		7.46		7.60	
96-04	6.89	11.52	6.96	9.38	7.02	8.16	7.09	6.92	7.27	5.10	7.43	4.13	7.57	3.57
96-08	6.88		6.95		7.00		7.07		7.25		7.40		7.53	
96-12	6.87		6.93		6.98		7.05		7.22		7.37		7.49	
96-16	6.86		6.92		6.97		7.04		7.20		7.34		7.46	
96-20	6.85		6.90		6.95		7.02		7.17		7.31		7.42	
96-24	6.83	11.56	6.89	9.40	6.94	8.17	7.00	6.93	7.15	5.11	7.28	4.14	7.39	3.57
Average Life	23.66		15.60		12.40		9.74		6.50		5.03		4.24	
First Pay	02/25/24		11/25/15		12/25/12		08/25/10		02/25/08		12/25/06		03/25/06	
Last Pay	09/25/27		03/25/20		09/25/16		10/25/13		05/25/09		08/25/07		09/25/06	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	2.1205	3.7060	4.1527	4.5697	4.8370	5.0931	5.4068	5.7865
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 03/28/02

Bond Summary - Class 2-A1			
Fixed Coupon:	6.250		
Orig Bal:	74,560,000		
Factor:	1.0000000		
Factor Date:	03/25/02	Next Pmt:	04/25/02
Delay:	24	Cusip:	T1

	60.00 Base_Scenario Base_Scenario 1		75.00 Base_Scenario Base_Scenario 1		85.00 Base_Scenario Base_Scenario 1		100.00 Base_Scenario Base_Scenario 1		125.00 Base_Scenario Base_Scenario 1		150.00 Base_Scenario Base_Scenario 1		175.00 Base_Scenario Base_Scenario 1	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
100-26	5.98	3.53	5.93	3.07	5.89	2.81	5.84	2.48	5.74	2.07	5.63	1.76	5.53	1.52
100-30	5.95		5.89		5.85		5.79		5.68		5.56		5.44	
101-02	5.91		5.85		5.81		5.74		5.62		5.49		5.36	
101-06	5.88		5.81		5.76		5.69		5.56		5.42		5.28	
101-10	5.84		5.77		5.72		5.64		5.50		5.35		5.20	
101-14	**5.81**	**3.55**	**5.73**	**3.08**	**5.68**	**2.82**	**5.59**	**2.49**	**5.44**	**2.08**	**5.28**	**1.77**	**5.12**	**1.53**
101-18	5.78		5.69		5.63		5.54		5.38		5.22		5.04	
101-22	5.74		5.65		5.59		5.49		5.32		5.15		4.96	
101-26	5.71		5.61		5.55		5.44		5.26		5.08		4.88	
101-30	5.67		5.57		5.50		5.39		5.21		5.01		4.80	
102-02	5.64	3.56	5.53	3.10	5.46	2.84	5.35	2.51	5.15	2.09	4.94	1.78	4.72	1.54
Average Life	4.38		3.70		3.34		2.89		2.35		1.96		1.67	
First Pay	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Last Pay	07/25/14		01/25/13		01/25/12		09/25/10		01/25/09		10/25/07		11/25/06	
Spread/AvgLife	115/4.38		136/3.70		146/3.34		156/2.89		163/2.35		164/1.96		176/1.67	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	2.0950	3.6290	4.0723	4.4915	4.7660	5.0367	5.3720	5.7980
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 03/28/02

Bond Summary - Class 3-A4			
Fixed Coupon:	6.750		
Orig Bal:	20,000,000		
Factor:	1.0000000		
Factor Date:	03/25/02	Next Pmt:	04/25/02
Delay:	24	Cusip:	T3

	60.00 Base_Scenario Base_Scenario 1		75.00 Base_Scenario Base_Scenario 1		85.00 Base_Scenario Base_Scenario 1		100.00 Base_Scenario Base_Scenario 1		125.00 Base_Scenario Base_Scenario 1		150.00 Base_Scenario Base_Scenario 1		175.00 Base_Scenario Base_Scenario 1	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-18	6.84	2.62	6.84	1.25	6.83	0.89	6.83	0.78	6.83	0.72	6.83	0.67	6.83	0.63
99-22	6.79		6.74		6.69		6.67		6.65		6.64		6.63	
99-26	6.75		6.64		6.55		6.51		6.48		6.46		6.43	
99-30	6.70		6.54		6.41		6.35		6.31		6.27		6.24	
100-02	6.65		6.44		6.27		6.19		6.13		6.09		6.04	
100-06	**6.60**	**2.64**	**6.34**	**1.26**	**6.13**	**0.89**	**6.03**	**0.79**	**5.96**	**0.72**	**5.91**	**0.68**	**5.85**	**0.64**
100-10	6.56		6.24		5.99		5.88		5.79		5.72		5.65	
100-14	6.51		6.14		5.85		5.72		5.62		5.54		5.46	
100-18	6.46		6.05		5.72		5.56		5.45		5.36		5.26	
100-22	6.42		5.95		5.58		5.41		5.27		5.18		5.07	
100-26	6.37	2.66	5.85	1.27	5.44	0.90	5.25	0.79	5.10	0.72	5.00	0.68	4.88	0.64
Average Life	3.30		1.41		0.96		0.84		0.76		0.72		0.67	
First Pay	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Last Pay	12/25/10		08/25/07		12/25/04		11/25/04		03/25/04		11/25/03		08/25/03	
Spread/AvgLife	232/3.30		320/1.41		349/0.96		352/0.84		353/0.76		352/0.72		351/0.67	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	2.1205	3.7060	4.1527	4.5697	4.8370	5.0931	5.4068	5.7865
Coupon		3.0000			3.5000		4.8750	5.3750